Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: February 25, 2026

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On February 23, 2026, Adam Back, Chief Executive Officer of Pubco, had an interview with CNBC. The interview was published on YouTube on February 23, 2026. The transcript of the interview is set forth below.

TRANSCRIPT OF THE OF DISCUSSION BETWEEN MELISSA LEE AND ADAM BACK, PUBLISHED ON YOUTUBE ON FEBRUARY 23, 2026

Melissa Lee: With us now an exclusive from the iConnections conference in Miami Beach is Adam Back. He’s a co-founder and CEO of Blockstream and known for inventing Hashcash, the system that became the foundation for Bitcoin mining. Adam, great to have you with us.

Adam Back: Thanks for having me on.

Melissa Lee: I want to get your take on what’s going on with Bitcoin. It seems like all of the right things are happening for the Bitcoin story in terms of the legislative sort of arena, the regulatory environment seems to be good for Bitcoin. The investment case is good for Bitcoin in terms of institutional investors coming in. There are all sorts of products tied to Bitcoin. Why is it down so much?

Adam Back: Well, I mean, I think the markets generally have been off based on geopolitical uncertainty and news flow about tariffs and things like that. So Bitcoin has followed that. I think in the short term, Bitcoin follows along. In the long term, it’s de-correlated basically. So I think it’s just a longer term view.

Melissa Lee: Blockstream is a treasury company, correct?

Adam Back: BSTR, Bitcoin Standard Treasury, is a treasury company. Coming up for SPAC approval, we estimate about April. And depending on where the Bitcoin price is, if it holds at this level, that’s actually to our advantage because we go out with a lower reference price and are able to buy more Bitcoin, making our way up the tier that rungs probably number three in the global ranks of Bitcoin Treasury companies by holdings.

Melissa Lee: Why do you think the role is of the Bitcoin Treasury companies and sort of the burgeoning area in terms of how many have come on to the market recently and the decline in Bitcoin prices? Is there any correlation? It seems like that that element of the story is a little bit different in terms of the decline that we’re seeing this time around.

Adam Back: No, I mean, I think they are generally supportive for the Bitcoin price because for the most part they try to hold, buy and accumulate as MicroStrategy started some years ago now. And so they’re effectively taking Bitcoin off the market. They’re generally able to do that in more bullish environments faster. But even today, they’re buying Bitcoin.

Melissa Lee: But even with all these Treasury companies buying Bitcoin, you have these holders that should theoretically provide much more of a floor. Do you think that it does provide more of a floor for Bitcoin as we see prices decline?

Adam Back: I mean, I think Bitcoin tends to be a little weak to the downside because many of the retail investors are end up being all in. And so they don’t have a lot of capital to buy Bitcoin, whereas if you look at public company stocks or big mutual funds, looking at analyst reports, if they see the price of something come down, they might sell some Microsoft and buy some Tesla if they think Tesla is cheaper at a given level. With Bitcoin, most of the investors are all in, so they don’t have that ability to sell something else to reallocate. With more institutional investors coming in, I think you see more of that reallocation between other asset classes, but it also can bring with it some correlation short term.

Melissa Lee: There’s also the new element of being able to bet on the direction of Bitcoin in many different ways, whether it be in the futures market or now the predictions markets. I mean, on Polymarket, you could bet on the direction of Bitcoin in every five minutes. And I’m wondering if that, you think, plays a role in terms of sapping away that retail, even the incremental retail trade, away from actual Bitcoin to other sort of devices and instruments.

Adam Back: I mean, there has been some discussion about so-called paper Bitcoin and derivatives, but I think it’s mostly arbitraged out so that there’s very little effects from paper in Bitcoin. In gold, there’s a lot of synthetic gold. In Bitcoin, it’s either physical or it’s there is side contracts. And there’s very few people that are long-term short Bitcoin. So most of the Bitcoin that’s margin long in like CME futures, there are people doing basis trades who are buying physical Bitcoin to hedge. So I think it mostly offsets, actually.

On February 24, 2026, Adam Back also made the below communications on his X account and posted a segment of his interview with CNBC.

Adam Back reposted

Hanrii 🍌🍕 @Hanrii586150 · 3h

A crazy move if BSTR succeeds. They start with around 30,000 Bitcoin from Adam Back and the founders, then add another 21,000 when prices drop? This would immediately bring their total to around 51,000 Bitcoin, potentially at the lowest average cost in the market.
BSTR is vying Show more

> **Samson Mow** @Excellion · 8h
>
> BSTR could buy up to 21,000 additional coins at these prices when they de-SPAC. They'd then have a total of 51,000 BTC, not far from the #2 slot after Strategy. They'd also have the lowest cost basis of all big the treasury co's.
> 👀

CNBC EXCLUSIVE
BITCOIN TREASURY CO.'S UNDER PRESSURE
CRYPTO PIONEER ADAM BACK ON VOLATILITY
CNBC
STREAM CNBC

5 · 2 · 47 · 12K

On February 24, 2026, Sean Bill, Chief Investment Officer of Pubco, made the below communication on his X account.

Follow

Sean Bill

@macrocrunch

Co-Founder and Chief Investment Officer @BSTRCO

California, USA macrocrunch.substack.com

Joined June 2011 >

376 Following **2.7K** Followers

Posts Replies Videos Photos

Sean Bill @macrocrunch · 18h

The Bitcoin Standard Treasury Company @bstrco CEO Adam Back providing some color on the current #Bitcoin market, #BTC markets and paper Bitcoin!

> **CNBCOvertime** @CNBCOverti... · 19h
>
> Bitcoin pioneer and @Blockstream CEO @adam3us talks Bitcoin's downturn and his long-term view for the road ahead cnb.cx/3N0KDsH

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On February 24, 2026, BitcoinTreasuries.net published the following article, which includes statements made by Adam Back.

Adam Back Says BSTR Bitcoin Treasury Firm Will Buy Up to 21,000 BTC

By Oliver Koblizek

Bitcoin may be down sharply this year, but one of the cryptocurrency’s most influential figures sees a major buying opportunity ahead.

In an exclusive interview with CNBC at the iConnections Conference in Miami Beach, Blockstream co-founder and CEO Adam Back revealed that BSTR — the Bitcoin Standard Treasury Company — plans to soon climb the leaderboard of global companies buying Bitcoin.

In the interview, Back said his company would soon be a “top three” Bitcoin treasury company globally, inferring he aims to quickly top Jack Mallers’ Twenty One Capital, which holds 43,000 BTC.

In a comment to BitcoinTreasuries.net, Back stated that his company plans to acquire up to 21,000 additional Bitcoin: “it’s safe to say up to 21k BTC at the current BTC price (subject to regulator approval and depending on spac redemptions).”

The comments come as Bitcoin touched its lowest level in more than three weeks, sitting roughly 25 percent lower since the start of the year and more than 40 percent below its peak from last fall’s rally. Market observers have pointed to geopolitical tensions and tariff concerns as drivers of the broader sell-off, but Back urged a longer-term perspective.

“Markets generally have been off based on geopolitical uncertainty and news flow about tariffs and things like that,” Back explained. “Bitcoin has followed that. In the short term Bitcoin follows along. In the long term it’s decorrelated basically.”

Back’s own company is positioning itself to capitalize on the dip. BSTR, Blockstream’s dedicated Bitcoin treasury vehicle, is advancing toward SPAC approval, which the executive estimated could arrive around April. A lower Bitcoin price at launch would actually benefit the company, he said, because it would allow BSTR to enter the public markets with a reduced reference price and deploy capital to purchase significantly more Bitcoin.

“If it holds at this level, that’s actually to our advantage because we go out with a lower reference price and are able to buy more Bitcoin,” Back noted. The strategy is designed to propel BSTR rapidly up the rankings, targeting a position as the third-largest corporate Bitcoin holder globally by holdings.

Back argued these entities are overwhelmingly supportive of Bitcoin’s price. Following the model pioneered by MicroStrategy years ago, most treasury firms focus on buying and holding rather than trading, effectively removing coins from circulation.

“Even today they’re buying Bitcoin,” he observed. While retail investors often go “all in” and lack dry powder to average down during dips, institutional capital brings greater flexibility to reallocate across asset classes. That dynamic, Back suggested, could eventually provide a firmer floor under Bitcoin even as short-term correlation with traditional markets increases.

He also downplayed concerns about “paper Bitcoin” in futures and prediction markets such as Polymarket, where traders can bet on price moves every five minutes. Back said synthetic exposure is largely arbitraged away, with very few participants maintaining long-term short positions — unlike gold, where paper claims far exceed physical supply.

As BSTR moves closer to its public debut, Back’s message was clear: current weakness is temporary, and disciplined accumulation by well-capitalized treasury companies will continue to strengthen Bitcoin’s foundation.

Additional Information and Where to Find It

As previously disclosed, in October 2025 BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) confidentially submitted a draft registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and intend to publicly file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively. In addition, further information relating to BSTR Holdings, Inc. and BSTR Newco, LLC will be made available on BSTR’s website at www.bstr.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits, timing and occurrence of the completion of the Proposed Transactions, the assets held by Pubco and Newco, Pubco’s listing on an applicable stock exchange, Pubco’s planned business strategy including Pubco’s ability to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin, accumulate Bitcoin and compound Bitcoin per share over time and produce and provide Bitcoin-related services, Pubco’s yield strategies, alpha strategies and capital markets strategy, Pubco’s balance sheet, mergers and acquisitions, Pubco’s ability to access the Bitcoin community, Pubco’s ability to generate profits, Pubco’s dynamic operating model, Pubco’s multi-manager approach and ability to engage third-party investment managers, Pubco’s ability to become one of the largest public Bitcoin treasury companies, Pubco’s performance and market position, Pubco’s ability to unite Bitcoin and traditional finance, Pubco’s position in the Bitcoin ecosystem, any projected outcomes or expectations of crypto treasury strategies or businesses, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, Pubco’s management and leadership after the completion of the Business Combination, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect”, “anticipate,” “estimate,” “intend,” “strategy,” “future,” ‘opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” ‘will continue”. “will likely result, and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

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